B&G Foods, Inc. Four Gatehall Drive Parsippany, NJ 07054 Tel: (973) 401-6500 Fax: (973) 630-6550

Via Edgar

May 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Attn:	Mr. Ernest Greene, Senior Accountant

Ms. Anne McConnell, Senior Accountant

Re:	B&G Foods, Inc.

Form 10-K for the Year Ended December 28, 2024

Filed February 25, 2025

File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter dated April 25, 2025 (the “Comment Letter”).

We have reviewed your comment carefully and set forth our responses below. For your convenience, we have included above each response a copy in italics of the comment to which we are responding.

Comments and Responses:

Form 10-K for the Year Ended December 28, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies; Use of Estimates

Goodwill and Other Intangible Assets, page 37

1.	We note your disclosures related to impairment testing and the related impairments you recorded in FY 2024. Please tell us, and revise future filings to address, the following items.

•	More fully explain the specific facts and circumstances, including a chronology of events, that led to the $320 million in impairments you recorded for each indefinite-lived asset you impaired.

•	More fully discuss the key assumption you used to estimate the fair value of each impaired asset and identify and discuss the potential events and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.

•	Identify any forewarning disclosures you included in prior Exchange Act filings, specifically related to the impaired assets, or explain why no forewarning disclosures were provided.

Securities and Exchange Commission

May 23, 2025

•	We note that none of your indefinite-lived intangible assets had a book value in excess of their calculated fair value and the excess of the aggregate calculated fair value over the aggregate book value was 308.9%. It does not appear to us that the aggregate book value provides sufficient granularity to assist investors to adequately assess the likelihood or potential risk of future impairments. In this regard, expand your tabular presentation on page 38 to specifically identify brands at risk, disclose the percentage (or range of percentages) by which calculated fair values exceed book values, quantify the intangible assets related to brands at risk, discuss the key assumptions used to estimate their fair value, and identify and discuss the potential events and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.

Response: During the fourth quarter of fiscal 2024, the Company recorded pre-tax, non-cash impairment charges totaling $320.0 million related to the following indefinite-lived intangible trademark assets:

•	Green Giant: $275 million

•	Victoria: $25 million

•	Static Guard: $15 million

•	McCann’s: $5 million

Given the size and circumstances surrounding the Green Giant brand, we address that impairment separately below before discussing the Victoria, Static Guard and McCann’s impairments. We then conclude our response to this Comment No. 1, with our plan to enhance our future disclosures.

Green Giant Trademark Impairment – Chronology and Key Events:

•	On a quarterly basis, our company performs impairment trigger assessments, and none were identified until the fourth quarter of 2024 when we conducted our annual impairment testing.

•	In the fourth quarter of 2023, our company performed our annual impairment test as of the last day of the fiscal year, using a discounted cash flow (“DCF”) model. At that time, the fair value of the Green Giant trademark exceeded its carrying value, and no impairment was recorded. The analysis incorporated management’s then-current expectations for brand performance, including stable sales volumes, margin recovery initiatives, and continued consumer demand for frozen vegetables. There were also no observable adverse changes in market conditions, competitive dynamics, or cost structures that would have indicated a potential decline in the trademark’s value. In addition, we had not yet launched our strategic review of the Green Giant brand for possible divestiture. As a result of the foregoing, no impairment indicators were present as of the fiscal year-end 2023 assessment.

•	In the first quarter of 2024, in connection with our transition from one segment and reporting unit to four segments and reporting units, we performed a goodwill allocation based on the relative fair values of each reporting unit. The Frozen & Vegetables reporting unit, which includes the Green Giant brand, was valued using a DCF model. The carrying amount of the reporting unit exceeded its fair value, resulting in a pre-tax goodwill impairment charge of $70.6 million. There were no discrete indicators of impairment present for the Green Giant trademark in the first quarter, and our company’s strategic review of the Green Giant business had only recently commenced, with no material changes yet observed in brand performance or market conditions.

Securities and Exchange Commission

May 23, 2025

•	Also, beginning with our financial results for the first quarter of 2024, our company began disclosing segment financial information for the Frozen & Vegetables business unit, which is primarily comprised of the cash flows related to the Green Giant trademark. Green Giant represents approximately 89% of the business unit’s net sales, with the remaining portion attributable to the Le Sueur brand. This provided investors with increased visibility into the Green Giant brand’s financial performance.

•	With the introduction of segment financial information, including net sales and segment adjusted EBITDA for the Frozen & Vegetables business unit, our company included in our quarterly reports and earnings releases for the first, second and third quarters of 2024, commentary explaining the year-over-year declines in net sales and segment adjusted EBITDA, including commentary regarding volume softness and margin pressures. While these trends reflected operational challenges, they were not deemed to be significant enough, either individually or in the aggregate, to constitute impairment indicators under FASB ASC 350. The declines were consistent with management’s expectations at the time and were considered to be temporary in nature. Additionally, our company had not yet observed a sustained deterioration in the brand’s long-term financial outlook or market position, and no triggering events such as a significant adverse change in legal, regulatory, or macroeconomic conditions had occurred. As such, no interim impairment testing was required during second or third quarters of 2024.

•	In our earnings release for the first quarter of 2024 issued during the second quarter on May 8, 2024, our company publicly announced that our Frozen & Vegetables business unit was under strategic review, which could result in a potential divestiture, either in a single transaction or in a series of transactions. While no commitment to sell had been made, we publicly stated that we were reviewing the Frozen & Vegetables business unit, including the Green Giant brand, to determine its long-term fit within our company’s portfolio of brands. As our strategic review proceeded during the second and third quarters of 2024, there were no impairment indicators identified and no information uncovered during the review that would indicate the fair value of the Green Giant trademark or other assets was less than its fair value. In addition, management evaluated assets held for sale criteria and determined the criteria for assets held for sale treatment had not been met. While under strategic review, there were no changes in the Frozen & Vegetables business unit’s operating strategy during the first, second and third quarters of 2024.

•	During the fourth quarter of 2024, our company reassessed the Green Giant trademark in light of several developments, including the finalization of our fiscal 2025 budget, which reflected the gradual degradation in brand performance and category dynamics observed throughout fiscal 2024, including sustained volume declines and margin pressures. The developments identified by management, included the following:

o	crop-related cost increases during the fourth quarter of 2024;

o	foreign exchange volatility with respect to the Mexican Peso;

o	decreasing consumer demand for branded consumer packaged foods products in light of sustained inflationary pressures;

o	a more challenging M&A environment, including volatile capital markets and limited interest in food assets;

o	a shifting political landscape with uncertainty in the macroeconomic environment, especially with respect to possible tariffs; and

o	lower trading multiples for comparable consumer packaged foods companies.

Securities and Exchange Commission

May 23, 2025

Impairment Testing and Key Assumptions: As noted above, the Company estimates the fair value of the indefinite-lived intangible assets primarily using the DCF method. Management also considers other market-based valuation approaches, including market multiples and observable market indicators, to corroborate the results of our DCF analysis and further support fair value conclusions.

Key inputs and considerations in our impairment testing included:

•	2024 actual financial results and 2025 forecasts showed significant volume deterioration;

•	cost pressures and lower margins due to crop-related cost increases and foreign exchange volatility;

•	a higher discount rate to reflect increased business volatility;

•	an adjusted cost structure to reflect insights management gained during the strategic review process, including updated assumptions for standalone infrastructure requirements (e.g., frozen warehousing and distribution costs); and

•	lower M&A valuation multiples and observable market indicators based on recent consumer packaged foods transactions.

Based on this comprehensive DCF analysis, management concluded that the Green Giant trademark was impaired. Our company reduced the carrying value from $307 million to $32 million, resulting in a $275 million non-cash impairment charge during the fourth quarter of 2024.

Forewarning Disclosures. Our company has for many years consistently provided forewarning disclosures to investors regarding the potential impairment of our indefinite-lived intangible assets, including the Green Giant trademark. These disclosures were made in periodic reports, earnings releases and other regulation FD-compliant public communications. These disclosures, along with other disclosures made by our company, including disclosures as to declining net sales and segment adjusted EBITDA, provided investors with early visibility into the operational and market challenges facing the Green Giant brand and the broader Frozen & Vegetables business unit. They also forewarned that the Green Giant brand’s valuation was being actively monitored for possible impairment triggers and could be subject to material impairment based on evolving internal and external factors. A few examples follow:

Excerpts from Intangible Assets Risk Factor from Annual Report on Form 10-K for fiscal 2023 filed on February 28, 2024:

“A change in the assumptions used to value our goodwill or our indefinite-lived intangible assets could negatively affect our consolidated results of operations and net worth.

Our total assets include substantial goodwill and indefinite-lived intangible assets (trademarks). These assets are tested for impairment through qualitative and quantitative assessments at least annually and whenever events or circumstances occur indicating that goodwill or indefinite-lived intangible assets might be impaired. We test our goodwill and indefinite-lived intangible assets by comparing the fair values with the carrying values and recognize a loss for the difference. Estimating our fair value for these purposes requires significant estimates and assumptions by management, including future cash flows consistent with management’s expectations, annual sales growth rates, and certain assumptions underlying a discount rate based on available market data. Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors to estimate the future levels of sales and cash flows. . . .

Securities and Exchange Commission

May 23, 2025

If future revenues and contributions to our operating results for any of our brands, including newly acquired brands, deteriorate, at rates in excess of our current projections, we may be required to record additional non-cash impairment charges to certain intangible assets. In addition, any significant decline in our market capitalization or changes in discount rates, even if due to macroeconomic factors, could put pressure on the carrying value of our goodwill. A determination that all or a portion of our goodwill or indefinite-lived intangible assets are impaired, although a non-cash charge to operations, could have a material adverse effect on our business, consolidated financial condition.”

Excerpt from Note 6, “Goodwill and Other Intangible Assets” from Quarterly Report on Form 10-Q for the first quarter of 2024 filed on May 8, 2024:

“. . . If future revenues and contributions to our operating results for any of our brands or operating segments, including recently impaired brands and any newly acquired brands, deteriorate, at rates in excess of our current projections, we may be required to record additional non-cash impairment charges to certain intangible assets, including trademarks and goodwill. In addition, any significant decline in our market capitalization or changes in discount rates, even if due to macroeconomic factors, could put pressure on the carrying value of our goodwill or the goodwill of any of our operating segments. A determination that all or a portion of our goodwill or indefinite-lived intangible assets are impaired, although a non-cash charge to operations, could have a material adverse effect on our business, consolidated financial condition and results of operations. For a further discussion of our annual impairment testing of goodwill and indefinite-lived intangible assets (trademarks), see Note 2(g), “Summary of Significant Accounting Policies—Goodwill and Other Intangible Assets” to our 2023 Annual Report on Form 10-K.”

Excerpt from Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations from Quarterly Report on Form 10-Q for the first quarter of 2024 filed on May 8, 2024:

Fluctuations in Currency Exchange Rates. . . . We also operate a manufacturing facility in Irapuato, Mexico for the manufacture of Green Giant frozen products and are as a result exposed to fluctuations in the Mexican peso. Our results of operations could be adversely impacted by changes in foreign currency exchange rates. Costs and expenses in Mexico are recognized in local foreign currency, and therefore we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our consolidated financial statements. For example, our results of operations from our Green Giant frozen operations in Mexico were negatively impacted during fiscal 2023 through the first quarter of 2024 as a result of the Mexican peso appreciating by approximately 18% against the U.S. dollar during that period.

Excerpt from First Quarter 2024 Earnings Release issued on May 8, 2024:

“The Company divested the Green Giant U.S. canned vegetable business in November 2023 and the Back to Nature brand in January 2023. After careful analysis, the Company has decided to place its frozen and remaining canned vegetable businesses under strategic review and the Company is evaluating a possible divestiture of some or all of the assets in its Frozen & Vegetable business unit, either in a single transaction or in a series of transactions.”

Victoria, Static Guard and McCann’s Trademark Impairments – Chronology and Key Events:

Chronology and Rationale. As noted above, our company evaluates our portfolio of indefinite-lived intangible assets quarterly for impairment indicators and conducts annual impairment testing for our portfolio of indefinite-lived intangible assets as of each fiscal year end. During fiscal 2022, 2023 and 2024, no such indicators were identified for the Victoria, Static Guard or McCann’s brands prior to the fourth quarter of 2024 during our annual impairment testing.

Securities and Exchange Commission

May 23, 2025

During our annual impairment testing in the fourth quarter of 2024, updated forecasts and market conditions, including changes to consumer spending patterns, indicated that the fair values for each of the Victoria, Static Guard and McCann’s brands no longer exceeded their carrying values. Each brand experienced a combination of volume softness, increased input costs, and reduced profitability expectations.

Key Assumptions and Risks: During the annual impairment testing, fair value was estimated using DCF models incorporating updated assumptions for:

•	net sales and operating margins; and

•	discount rates reflecting market risk and brand-specific volatility.

Key risks included:

•	continued category-specific volume declines;

•	competitive pricing pressure; and

•	inflationary cost trends.

Forewarning Disclosures. As discussed in the Green Giant portion of this response above, our company has for many years consistently provided forewarning disclosures to investors regarding the potential impairment of our indefinite-lived intangible assets.

Enhanced Future Disclosures:

In response to the Staff’s comment, our company plans to enhance our future disclosure, beginning with our next annual report on Form 10-K to provide greater transparency regarding the fair value of our indefinite-lived intangible assets relative to their book values. Specifically:

•	we plan to disclose the range of calculated fair values over book values for our indefinite-lived intangible assets. As of December 28, 2024, these ranged from approximately 20% to 2,344% above book value;

•	to the extent material to our financial statements, we plan to identify and disclose brands considered at higher risk of impairment. As of December 28, 2024, the two brands not recently impaired with fair values closest to their respective book values, and therefore we believe at the highest relative risk for potential impairment, were:

o	Sugar Twin: fair value approximately 20% above its book value of $15.5 million; and

o	Bear Creek: fair value approximately 29% above its book value of $113.4 million.

We believe these enhanced disclosures will provide investors with additional information to assess the risk of future material impairments across our portfolio of brands.

Securities and Exchange Commission

May 23, 2025

Consolidated Financial Statements

(3) Acquisitions and Divestitures

Divestiture of Green Giant U.S. Shelf-Stable Product Line, page 69

2.	We note you completed the sale of the Green Giant U.S. shelf-stable business and recorded a loss on sale of $137.8 million in FY 2023. Please tell us, and revise future filings to clarify, the following:

•	Explain why no goodwill was allocated to the business you sold or, if applicable, explain how you determined the assets you sold were not a business.

Response: Our management determined that the divestiture of the Green Giant U.S. shelf-stable product line did not constitute a business under the guidance in FASB ASC 805-10-55-3A through 55-5E. As such, no goodwill was allocated to the divested assets.

The product line was sold to Seneca Foods Corporation, the primary co-manufacturer responsible for producing approximately 95% of the products. The divested assets included inventory, customer lists, a license to use the Green Giant trademarks in the United States for shelf-stable vegetable products, and certain co-manufacturing agreements related to other co-manufactured products. The product line was entirely co-manufactured and the divestiture did not include any transfer of employees, proprietary manufacturing processes, manufacturing or warehousing facilities, or distribution infrastructure.

In evaluating whether the divested assets constituted a business, our company considered the following:

•	the asset group did not include an organized workforce, manufacturing facilities, or intellectual property necessary to produce outputs independently;

•	Seneca Foods, as the existing co-manufacturer, did not acquire any new production capabilities or proprietary processes; and

•	The other agreements transferred in the transaction were routine supply arrangements.

Accordingly, the divested assets did not represent an integrated set of activities and assets capable of generating outputs, and therefore did not meet the definition of a business under FASB ASC 805. In future filings to the extent applicable, our company plans to enhance our disclosures to more clearly articulate the basis for a determination that a divested product line does not meet the definition of a business under FASB ASC 805.

•	Explain how you determined and/or allocated the amounts of Trademarks and Customer relationships to the business sold and, based on the Trademarks allocated to the business sold, clarify the disclosure that you retain the Green Giant trademarks.

Response: Our company acquired the Green Giant brand on November 2, 2015. The acquisition included the following product lines: Green Giant U.S. shelf-stable vegetables, Green Giant U.S. frozen vegetables, Green Giant Canada frozen and shelf stable vegetables and Le Sueur U.S. and Canada shelf-stable vegetables. At the time of acquisition, we did not separately value the Green Giant U.S. shelf-stable vegetables product line. Accordingly, our company allocated a portion of the carrying values of the Green Giant trademarks and customer relationships to the divested product line based on the original acquisition date purchase price allocation, which utilized net sales and adjusted EBITDA by jurisdiction, that is, US and Canada, and product line as the most reliable indicators of relative value. This approach reflects a reasonable and supportable method for estimating relative fair values when specific identification is not practicable, consistent with the principles of ASC 805.

Because we continue to own and operate the Green Giant U.S. frozen vegetable line, our sale to Seneca Foods of the Green Giant U.S. shelf-stable vegetable product line on November 8, 2023 did not include the sale of any Green Giant trademarks. Instead we entered into a licensing agreement with Seneca Foods, pursuant to which we license the Green Giant trademarks to Seneca Foods on a perpetual, royalty-free basis for use by Seneca Foods in connection with manufacturing, distribution, marketing and sale of the Green Giant U.S. shelf-stable product line.

Securities and Exchange Commission

May 23, 2025

•	Due to the fact that it appears at least a portion of the loss on sale you recorded related to inventory, explain why a loss/write-down of inventory was not recorded in cost of goods sold prior to the sale.

Response: Our company assessed the net realizable value of the inventory immediately prior to the sale and determined that the realizable value exceeded the cost of the inventory as the inventory remained saleable in the ordinary course of business. Therefore, no write-down was recorded in cost of goods sold. However, after the broader group of assets was characterized as assets held for sale, the inventory lost its individual character and its impairment was recorded as part of an impairment of the group of assets held for sale. The loss on sale reflects our company’s strategic decision to divest product lines that are non-core to our company’s long-term strategy and reduce long-term debt, which in this case ultimately resulted in our divesting the product line at a purchase price for the collection of assets below the book value for the assets.

(6) Goodwill and Other Intangible Assets, page 71

3.	We note that during the first quarter of FY 2024 you reorganized your reporting structure from one reportable segment to four reportable segments (i.e., Specialty, Meals, Frozen & Vegetables and Spices & Flavor Solutions), and the change in reporting structure required you to reassign assets and liabilities, including goodwill, among the four reporting units (which are the same as your reportable segments) and complete a goodwill impairment test, both prior to and subsequent to the change. Please more fully address the following:

•	Explain how you allocated goodwill to each reporting unit/reportable segment, including how you determined the fair values of each reporting unit/reportable segment both before and after the change.

Response: During the first quarter of 2024, our company reorganized our reporting structure from one reportable segment to four reportable segments: Specialty, Meals, Frozen & Vegetables and Spices & Flavor Solutions. In connection with change, we reassigned goodwill to the new reporting units based on the relative fair value of each reporting unit.

To determine the relative fair values, our company engaged a third-party valuation specialist to perform a DCF analysis for each reporting unit. The DCF analysis incorporated management’s projections for net sales growth, operating margins, capital expenditures and discount rates, consistent with the guidance in FASB ASC 350-20.

The change from one to four reporting units also required the allocation of other balance sheet assets and liabilities to the new reporting units. Where possible, assets and liabilities were assigned based on specific identification. For example, trademarks and other intangible assets were directly associated with brands and were therefore allocated to the reporting units that manage those brands. Where specific identification was not feasible, (such as accounts receivable and accounts payable) allocation drivers (such as percentage of net sales) were used. Corporate assets and liabilities—such as cash, debt, dividends payable and fixed assets related to our U.S. and Canadian headquarters—were not allocated to the reporting units.

Securities and Exchange Commission

May 23, 2025

During the first quarter of 2024, in accordance with FASB ASC 350-20, our company performed goodwill impairment testing immediately before and after the change in reporting units.

•	Prior to the change, our company operated as a single reporting unit. Accordingly, we utilized market capitalization as the measure of fair value, which exceeded the book value of stockholders’ equity, indicating no impairment.

•	Following the change to four reporting units, we compared the fair value of each reporting unit to its respective carrying amount. When the carrying amount exceeds fair value, we conclude that goodwill is impaired. The Frozen & Vegetables reporting unit was determined to have a carrying amount that exceeded its fair value, and our company recorded a pre-tax, non-cash goodwill impairment charge of $70.6 million during the first quarter of 2024. This amount represented all of the goodwill allocated to the Frozen & Vegetables reporting unit.

•	Explain how you allocated other intangible assets to each reporting unit/reportable segment, including the specific and facts and circumstance and key assumptions that changed related to the determination of the fair values of these assets in the first quarter of FY 2024 and the last quarter of FY 2024.

Response: During the first quarter of 2024, other intangible assets, consisting primarily of trademarks and customer relationships, were assigned to the four newly established reporting units based on specific identification, as the assets are directly associated with individual brands managed within each reporting unit. For example, the Green Giant trademark and related customer relationships were allocated to the Frozen & Vegetables reporting unit.

The fair values of these intangible assets were reassessed as part of our company’s impairment testing procedures in both the first and fourth quarters of 2024. In the first quarter of 2024, our company concluded that no impairments were necessary, as the fair values of the intangible assets exceeded their carrying amounts. This conclusion was based on our company’s then current forecasts, which reflected stable brand performance and market conditions.

As noted above in our response to Comment No. 1, by the fourth quarter of 2024, however, updated forecasts and market developments, such as volume declines, cost inflation, foreign exchange volatility, changing consumer patterns, and a more challenging M&A environment led to a reassessment of certain intangible assets. Our company revised our assumptions to reflect these changes, including:

•	lower projected net sales and operating margins;

•	higher discount rates to reflect increased risk; and

•	adjusted cost structures based on insights from the strategic review process.

These changes resulted in the impairment of several trademarks, including Green Giant, Victoria, Static Guard and McCann’s.

Securities and Exchange Commission

May 23, 2025

(8) Fair Value Measurements, page 78

4.	We note your disclosures regarding the intangible asset impairments of $320.0 million you recorded in FY 2024. Please revise future filings to provide the disclosures required by ASC 820-10-50-2, including the fair values of the assets you impaired, or explain why you do not believe additional disclosures are required. Based on the impairments, please also explain, and revise future filings to clarify, your disclosure that there was no Level 3 activity during the periods presented.

Response: We respectfully acknowledge the Staff’s comment. In accordance with the disclosure requirements of FASB ASC 820-10-50-2, we plan to include in our next annual report on Form 10-K the fair values of the intangible assets that we impaired during fiscal 2024 and will include similar information in future filings with respect to any future impairments. These disclosures will include the valuation techniques and significant unobservable inputs used in the fair value measurements.

In addition, beginning with our most recent quarterly report on Form 10-Q/A that we filed on May 7, 2025, we added disclosure to clarify that there were no recurring Level 3 fair value measurements during the periods presented and plan to continue to do so in future filings when that is the case. For non-recurring Level 3 fair value measurements—such as those related to the impairment of goodwill and intangible assets—in our most recent quarterly report on Form 10-Q/A that we filed on May 7, 2025, we directed readers to Note 5, “Goodwill and Other Intangible Assets,” which describes our impairment analysis for goodwill and indefinite-lived intangible assets and includes a detailed discussion of our valuation methodologies and assumptions. We plan to continue to do so in future filings.

(17) Business Segment Information, page 92

5.	We note you previously presented net sales by brand for each material brand pursuant to ASC 280-10-50-40. Please provide similar disclosures in future filings or explain why they are no longer required. To the extent you determine the disclosures are not required by ASC 280-10-50-40, it appears to us, given the materiality of indefinite-lived intangible assets and the impairments you recorded, similar disclosures would be required to be provided in MD&A. It appears to us that such disclosures would also be meaningful, given your disclosures that sales strategies and promotional marketing spending are centered on individual brands.

Response: Historically, our company operated as one operating segment. Because all of our brands had similar economic characteristics; products; production processes; types or classes of customers; distribution methods; and regulatory environment, we did not believe grouping our brands for purposes of FASB ASC 280-10-50-38 and 40 would provide meaningful information for our investors or analysts. Therefore, in response to a prior comment letter from the Staff and to comply with the guidance in FASB ASC 280-10-50-38 and 40, instead of disclosing net sales by groups of brands we began disclosing in 2014 in a footnote to our financial statements net sales by individual brand for all of our brands that exceeded a certain minimum net sales threshold (typically, 3%) and then aggregated net sales for the remaining brands.

Following our recent reorganization into four reportable segments, we reassessed our disclosure practices in 2024. When we began reporting results by reportable segment, we also considered whether brand-level disclosures remained relevant under ASC 280-10-50-40. We believe our current disclosures meet the requirements of ASC 280-10-50-40 because each reportable segment includes revenues from groups of similar products. The segment groupings reflect consistent economic characteristics, customer types, and distribution methods, and do not aggregate dissimilar products.

In addition, we evaluated our revenue disaggregation disclosures under FASB ASC 606-10-50-5 through 50-7 and concluded that our current segment-based presentation provides sufficient information for users to understand how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Our four segments reflect how our company manages our operations and evaluates performance, and the grouping of products and brands within each segment aligns with the underlying economic drivers of the business.

Securities and Exchange Commission

May 23, 2025

If you have any questions or desire further information regarding the Company’s responses, please contact me at (973) 867-5066.

Sincerely,

/s/ Bruce C. Wacha

Bruce C. Wacha

Executive Vice President of Finance and Chief Financial Officer

cc:	Scott E. Lerner, Executive Vice President, General Counsel and Secretary

Michael D. Adasczik, Vice President and Chief Accounting Officer